Exhibit 1

A  U  D  I  O  C  O  D  E  S    L  T  D  .    2  0  0  4    A  N  N  U  A  L    R  E P  O  R  T

About AudioCodes	»	p. 2

Financial Highlights	»	p. 3

Letter To Our Shareholders	»	p. 4

Market Overview	»	p. 8

Technology	»	p. 12

Products	»	p. 16

Partners	»	p. 20

Financials	»	p. 25

AUDIOCODES LTD. AND ITS SUBSIDIARY 2004 ANNUAL REPORT  »  p. 1

... Through the Gateway to the New Voice Infrastructure.

Journey to a Wonderland

in which IP-enhanced communications services targeting every conceivable market segment and application are a tangible reality. A realm of limitless innovation, technological sophistication and mature imagination.

The world of AudioCodes.

AudioCodes Ltd. (NASDAQ: AUDC) enables the new voice infrastructure by providing innovative, reliable and cost-effective Voice over Packet Gateway, Media Processing Technology and Voice Network products to OEMs, network equipment providers and system integrators. AudioCodes provides its customers and partners with a diverse range of flexible, comprehensive media gateway and media processing technologies, based on VoIPerfect™ - AudioCodes’ underlying, best-of-breed, core media gateway architecture. The company is a market leader in voice compression technology and is a key originator of the ITU G.723.1 standard for the emerging Voice over IP market.

AudioCodes voice network products feature media gateway and media server platforms for packet-based applications in the wireline, wireless, broadband access, and enhanced voice services markets. AudioCodes enabling technology products include VoIP and CTI communication boards, VoIP media gateway processors and modules, and CPE devices.

AUDIOCODES LTD. AND ITS SUBSIDIARY 2004 ANNUAL REPORT  »  p. 2/3

Financial Highlights

US $ in thousands (except per share data)

Year ended December 31,	2002	2003	2004

Revenues	27,189	44,228	82,756

Gross Profit	14,183	24,191	48,381

Research & Development, Net	13,022	15,476	20,009

Net Income (Loss)	(14,157)	(8,434)	5,006

Diluted Earnings (Loss) per Share	(0.37)	(0.22)	0.12

Shareholders’ Equity	113,384	106,518	121,985

QUARTERLY REVENUES 2004	REVENUES FOR LAST THREE YEARS
(US $ in thousands)	(US $ in thousands)

Dear Shareholders,

2004 will be remembered as the year when Voice over Packet (VoP) technology became firmly entrenched in the mainstream of the global communications service provision market. Following the uncertainty of the past few years, in which the general telecom downturn left many questions unanswered, the promise of renewed stability, growth and revenue generation for the industry is finally being realized.

AudioCodes’ performance in 2004 is a positive reflection of the current renaissance in the telecom industry and a tribute to the steadfast manner in which we enabled our own dramatic turnaround.

Back on a profitable track
Three years down the road, the careful implementation of a strategic plan we launched in 2001 is finally reaping the benefits we projected. We have successfully initiated the transition from our traditional role as a technology facilitator (chips and boards) to become the Voice over Packet industry’s premier, full systems provider (media gateways and media servers).

We accomplished this feat by deciding to invest in our people and leverage our deep technology base, product offering and cash reserves wisely and efficiently.

Our financial performance over 2004 strongly supports our contention that the execution of this strategy is yielding the desired results. Since implementing the plan three years ago, we have tripled revenues, eliminated huge losses, doubled our manpower and emerged stronger in our market and our industry.

2004 was our first fully profitable year, which follows on the heels of three years of heavy investments – and a remarkable 13 consecutive quarters of increased revenue generation. We posted an increase in revenue growth of 87% over 2003 – substantially above our original projection of 50%. Taking a broader view of our performance during the years of execution of our strategic plan, we have in fact achieved a 200% increase in revenue growth since 2002.

Moreover, we attained our profitability goal for 2004 of 10% net profit in the 4th quarter and achieved our target of growing our gross margin to the high 50’s range, above and beyond our initial projections.

These results point to a level of efficiency and a mature company infrastructure that should allow us to continue our growth in coming years.

Gateway to Success
These impressive achievements in revenue generation can be directly linked to the strategic shift in our business focus. We saw progress being made across all of our business lines. Our traditional

AUDIOCODES LTD. 2004 ANNUAL REPORT  »  p. 4/5

Technology business, which grew 30% over 2003, has been further augmented in 2004 by the recent acquisition of Ai-Logix. Our Networking business is showing tremendous progress with growth in excess of 100% compared to 2003. This success is a direct reflection of the ongoing realization of our strategic roadmap with steadfast precision and serves as a testament to our strength, stability and ability to prosper in the coming years.

Driving the VoP agenda forward
The key strategic change we made was to transition the company from a single pure play enabling technology business to a more comprehensive structure that is presently anchored in two parallel and complementary business activities: the traditional Technology business and the growing Networking business. We have also invested heavily in developing products for Cable and Wireless networks in addition to our traditional wireline activity.

The Networking business, comprised of VoIP media gateways and media servers is a new growth engine for the Company that not only drives the growth of revenues, but also provides a richer and more diversified product portfolio to our traditional OEM customer base, which currently includes such industry leaders as Nortel, Lucent, Alcatel, NEC, UTStarcom, and 3Com. Moreover, we are seeing the emergence of a new customer base for AudioCodes, comprised of Tier-1 telecom service providers, that’s providing a sounder basis for our business.

Cultivating partnerships and acquiring strategic assets
As the positive developments of 2003 began to unfold, we were in a prime position to seize the new opportunities that had arisen. We announced strategic co-operations with both Nortel Networks and 3Com Corporation in providing media gateway systems for a wide variety of deployments and applications in the Converged Carrier and Enterprise VoP market. We also completed in 2004 a key strategic acquisition made in April 2003 –our first M&A activity – purchasing the UAS (Universal Audio Server) product group from Nortel Networks and thus effectively becoming their best-of-breed partner of choice for cultivating this essential area of the emerging Voice over Packet landscape. And the aforementioned purchase of Ai-Logix in 2004 as a complementary business driver in the technology market (chips and boards) has already reaped the benefits of increased revenues in this legacy area of our business.

SHABTAI ADLERSBERG Co-Founder, President, CEO and Chairman of the Board

GEOGRAPHICAL SALES - 2004

Positive market trends
Much of AudioCodes success can be attributed to our ability to anticipate the dynamic forces impacting the market in advance and to act accordingly so that we can be in a more competitive position to leverage opportunities when they present themselves.

In early 2004 the first real signs of a genuine breakthrough in the circuit to packet transformation were heralded by the announcements of the Verizon-Nortel and SBC-Siemens deals. Far more than representing just another stage in the ongoing relationships between Tier 1 carriers and their OEM equipment vendor partners, these deals are a clear signal that Voice over Packet technology is being enthusiastically embraced by incumbent carriers – a move that has been long anticipated by those who have labored diligently for the widespread acceptance of the converged voice and data networks paradigm.

Favorable trends towards IP have permeated virtually every sector of the industry. By the end of the summer of 2003, wireline operators were well on the way to stabilizing their businesses, significantly alleviating the burden of debt and beginning to present more optimistic balance sheets. The next destination on their agenda: targeting NGN as the lucrative playing field of the future.

Incumbent carriers began to shift their capital expenditure investments towards converged network infrastructure, realizing that maintaining a competitive edge meant a realignment of their strategies vis-à-vis wireless and broadband access service providers whose efforts in the IP-enabled enhanced services arena were bearing fruit beyond all forecasts. Moreover, with the rapid expansion of telecom markets in underdeveloped regions such as India, China, Eastern Europe and Latin America continuing on a steady growth curve and 3G wireless getting back on track and poised for deployment, it was clear that VoP technology was having a genuine impact everywhere.

Telecom equipment providers underwent a significant shift in their business strategies as well, shedding their decades-old model of carrier equipment supplier in favor of assuming a new role of full-fledged communication solutions provider for broadband, fixed and mobile carriers, enterprises and institutional markets. In order to enable this profound change, OEMs began to substantially reduce their product development and R&D endeavors, opting to outsource to voice network equipment providers who could provide them with comprehensive products and systems. Deploying complex VoP networks in wireline, wireless and broadband access/cable deployment environments requires sophisticated media gateways (MGWs) that are beyond their current capabilities.

AUDIOCODES LTD. 2004 ANNUAL REPORT  »  p. 6/7

Finally, Multi Service Operators (MSOs) leveraging cable infrastructures realized that VoP technology presented them with a viable opportunity to penetrate the potentially high revenue “quadruple play” bundled services market of voice, data, video, and wireless, enabling the launch of cost-effective cable telephony at competitive prices. In all these areas, AudioCodes enjoys a proven track record in offering value beyond the product. We pride ourselves in meeting schedules and in enabling feature velocity that result in more wins across multiple programs for our customers.

The future is an IP communications wonderland
The converged voice and data network, capable of delivering enhanced, revenue-generating services in both mature and emerging markets everywhere, has become an established reality.

Developments in the Enterprise and Carrier segments may still be in their infancy, but the trend towards packet-switched technology has become an undeniable force in the telecommunications service provision arena. With the focus of telecom budgets in the coming years expected to be directed towards IP networks and VoP technologies, our sustained investment in R&D and successes in winning Tier 1 OEM designs place AudioCodes in a prime position for continued growth. In the coming year, we intend to increase our efforts to enlarge our market share and win more VoP media gateway and media server contracts with leading OEMs.

Enabling the new voice infrastructure has been AudioCodes’ motto and singular passion over the years. Driving this agenda steadily forward are the talented and committed individuals whom I have the honor to call colleagues. Together, we have witnessed an industry in a state of flux and uncertainty in recent years, only to hold our ground and move confidently forward, firm in the belief that the promise of an IP-enabled wonderland of voice and data services lay just beyond the horizon. In 2004, it finally has come into view and we are proud to help lead our customers through the Gateway to the New Voice Infrastructure.

Our ability to anticipate change and successfully navigate the turbulent streams of the marketplace to safer waters has panned out well; We look forward to leveraging the lucrative opportunities that await us in the wake of the positive change we see all around us. If 2004 is any indication, we are well on our way.

SHABTAI /ADLERSBERG
Co-Founder, President,
CEO and Chairman of the Board

R&D EXPENSES (US’$ in thousands)

Market overview

We're blazing every trail, exploring all avenues...

AUDIOCODES LTD. 2004 ANNUAL REPORT  »  p. 8/9

Speculation is over and the verdict is in: Voice over Packet (VoP) technology has arrived, striking firm roots across the global telecommunications landscape and creating significent opportunities across the horizon for all players in the industry.

Over the past year, the monumental shift from traditional circuit switched networks to next generation packet switched networks has continued to gain momentum, forging significant inroads into mainstream communications service provision at a steady pace. From wireline to cable and wireless, there is no more hesitation at the telecom crossroads about which direction to take; all paths are leading confidently to IP-driven services. In what has been widely hailed as the introduction of the most significant new communications paradigm since analog switches were replaced with their digital successors,

Tier 1 carriers and large enterprises have made the strategic decision to leverage the inherent cost-effective and enabling attributes of IP technology for their enhanced service provision needs and across their infrastructures.

The factors driving this shift are significant and their acceptance stands to impact the continued stabilization and growth of the telecommunications industry for years to come. The enterprise market has embraced IP-enabled networking as a compelling solution for meeting its ever-evolving needs for converged voice and data services. Leading wireline carriers have followed accordingly, responding both to the exploding demand in the business sector for data-centric networks that deliver voice and fax effectively and to the success of wireless providers who are exceeding expectations using packet voice networking technologies.

The advent of quadruple-play services (voice, data, video, and wireless) has also widened the service provision field to include a host of new competitors. Leveraging IP technology, cable operators can now enter the voice service arena and thus widen the scope of their potential revenue bases. Moreover, we anticipate the emergence of fixed mobile convergence, that will have VoIP running over WiFi, cellular and/or WiMax networks. Indeed, the industry is poised to benefit from an access agnostic network architecture, called IMS, that will converge networks and services. AudioCodes media gateways and media servers will enable this convergence given their strong feature set for wireline, wireless, cable, and applications. Best of all, IMS offer carriers the opportunity to mix and match

AUDIOCODES LTD. 2004 ANNUAL REPORT  »  p. 10/11

vendor equipment and ensures best-of-breed performance. And as a premier vendor of best-of-breed equipment, AudioCodes is poised to thrive in this market.

Perhaps most significantly, the ubiquitous nature of a global IP network driven by VoP technology stands to forever transform the industry in this age of increasing telecommunications deregulation. Markets traditionally left outside the wireline loop can now be catapulted from a state where basic service is virtually unavailable to the majority of the population, to a new age where enhanced voice and data services are available to all. VoP technology presents carriers in burgeoning markets such as Eastern Europe, China and India with the key component for deploying service quickly, efficiently and with a dramatic reduction in capital expenditures and ongoing operating costs; the astounding growth in these regions would never have been possible with traditional circuit-switched technology.

As Tier 1 OEMs and Local System Integrators continue to realign their strategies and infrastructures in the quest to provide carriers and enterprises with better solutions, VoP will continue to have a deep impact in the creation of a more complete package that answers both current and future demands in the market. In what has become an environment marked by growth and optimism, AudioCodes is poised to continue to play an industry-leading role, leveraging its core technologies in the creation of superior packet-based systems and nurturing its existing relationships and field-proven reputation cultivated over the past decade for continued, long-term success. All roads to enhanced services lead to IP and they are being paved confidently and efficiently by AudioCodes.

We're transforming the communications landscape...

THINK INC
Technology

AUDIOCODES LTD. 2004 ANNUAL REPORT  »  p. 12/13

Technology

...By enabling

"For you see, so many out-of-the-way things have happened lately that Alice had begun to think that very few things indeed were really impossible."

AUDIOCODES LTD. 2004 ANNUAL REPORT  »  p. 14/15

Adaptability; it’s the key component of any fine technology architecture and at AudioCodes it comprises the core of our endeavors in enabling the new voice infrastructure. We identified the enormous potential of Voice over Packet technology as a conduit for global communications from its early beginnings and are proven pioneers in the field. Moreover, the Company is a market leader in voice compression technology and the key originator of the ITU G.723.1 standard for the emerging voice over IP market.

As the crossover from circuit to packet continues on a healthy incline in response to the demands required by the new converged network model, the need for a comprehensive VoIP platform is ever more apparent. AudioCodes’ VoIPerfect™ architecture meets the challenge for change head on, providing the ideal technological blueprint for an industry in a perpetual state of metamorphosis.

Our best-of-breed, core architecture for Voice over IP comprises a rich feature set, including VoP (Voice over Packet) DSP software and highly-optimized communication and media processing embedded software; integrated PSTN signaling protocols and VoIP standard control protocols; provisioning and management engines; and a wealth of vital functions that enable carrier-grade quality and high network availability.

The result: a firm technological foundation that drives our entire product offering at several levels of integration, from chips through PMC modules and PCI/cPCI blades to complete analog and digital media gateway and media server systems. Never content with resting on the laurels of our previous successes, our diligent R&D team continuously updates and upgrades the VoIPerfect platform with advanced features and groundbreaking functions that comply with the ever-evolving protocols and industry standards being introduced and strives to anticipate new market demands in advance.

Moreover, we are strongly attuned to the

basic needs of wireline, cable and wireless carriers to make the transition from circuit-switched networks to Voice over Packet networks a smooth one. AudioCodes offers carriers and enterprises one of the most scalable product offerings in the market, allowing carriers and enterprises to start small and grow at their own pace. Enabling the new voice infrastructure requires the employment of an empowering, evolutionary process that doesn’t disrupt their current mode of service provision; working with AudioCodes’ VoIPerfect technology translates into a smooth migration path every step of the way and constitutes a roadmap for highly dynamic and flexible service provision and profitability. Tier 1 OEMs and System Integrators have come to depend on the technological platform’s innate flexibility and forward-thinking feature set as the primary building block of their VoIP deployments. No wonder then, that AudioCodes’ premier technology comprises the driving force in over 15 million ports in over 100 countries worldwide.

Products

And providing a wide variety of effective tools...

K
A
5

AUDIOCODES LTD. 2004 ANNUAL REPORT  »  p. 16/17

page 16/17

AudioCodes’ vast array of premier VoIP products provides OEMs, system integrators and their carrier customers with the comprehensive solutions set on the market for succeeding on the competitive playing field of Voice over Packet networking. Carriers who utilize our robust systems aren’t playing to survive; they’re playing to win.

Targeting an eclectic variety of market segments where enhanced voice and data services driven by packet delivery are the norm, AudioCodes’ superior product line represents the sum total of our deep knowledge base fueled by our mature, field-proven VoIPerfect technology platform. From offering peerless enabling technology products (VoP chip processors, communication boards and media gateway modules) that are recognized industry-wide as the benchmark for quality, excellence and reliability, to providing the most advanced voice network products available for packet-based applications in the wireless, broadband access, wireline and enhanced services markets, AudioCodes is firmly entrenched at the pinnacle of the VoP pyramid.

Significantly, 2004 will be remembered as a landmark year for the company, one in which we completed the shift from a pure-play technology enabler to assume the role as the industry’s premier provider of media gateway systems to OEMs, network equipment providers (NEP) and system integrators.

It is therefore with a sense of pride in our accomplishments and anticipation of the lucrative opportunities that lie ahead that we outline the comprehensive systems that are currently enabling the transformation of the VoP playing field across all carrier markets:

Systems for converged (wireless, wireline, cable) networks
It’s a future filled with the promise of convergence and at AudioCodes we are opening the gateway to its realization. Our Mediant family of media gateways is built to provide the required flexibility for deployment in wireline, wireless, cable and broadband access networks. With the advent of fixed mobile convergence, this flexibility can be combined to offer a converged solution which

AUDIOCODES LTD.  2004 ANNUAL REPORT   »   p. 18/19

addresses the requirements of all these network environments over a unified media gateway platform. Mediant provides the necessary vocoding, signaling and call control functionality uniquely required by each network type.

Incorporating AudioCodes’ leading packet-enabled new voice infrastructure technologies, the Mediant family enables NEPs and SIs to offer robust, field-ready, and scalable media gateway solutions that address the varied requirements across network types and geographical regions.

AudioCodes’ Mediant VoIP gateways enable carriers to address multi-regional requirements and optimize capital expenditures by utilizing distributed switching and by deploying right-sized media gateways. NEPs can confidently deploy AudioCodes’ PSTN signaling and voice compression technology, which are already deployed in over 100 countries.

The entire Mediant gateway family shares AudioCodes’ award winning VoIP media boards, assuring mature, field-proven solutions.

Systems for enhanced voice services
AudioCodes’ IPmedia™ platform allows OEMs to provide sophisticated content and services that create revenue streams and customer loyalty. The IPmedia platforms interface both IP and switched-circuit telephony modules, saving footprint and slot space. The

IPmedia platform provides voice and fax processing capabilities to enable an architecture for the development and deployment of enhanced services. Supported applications include unified communications, IVR, call-centers, conferencing and voice-activated personal assistants, among others. The IPmedia development interface and pretested integration of Softswitches, components and third-party applications are desined to allow freedom of choice and ease of integration, providing additional value for your IP solutions.

AUDIOCODES LTD.  2004 ANNUAL REPORT   »   p. 20/21

The new voice infrastructure has certainly come of age. Much like Alice, thrust into a strange but wonderful world of conflicting growth opportunities, finally awakens to a brighter and more ordered reality, VoIP has endured the chaotic uncertainty of the past few years to emerge as a viable, mature technology capable of driving the engine of 21st century communications.

AudioCodes has been there throughout, carefully nurturing partnerships with leading OEMs to become one of the industry’s most preferred, respected and reliable vendors of Voice over Packet technology and systems.

We are ever cognizant of the fact that maintaining a leadership role for the long haul depends on our ability to cultivate lasting relationships. To that end, we have forged ahead confidently in executing our strategic plan to become a key provider of media gateway systems to the telecom industry through the auspices of major equipment providers. With OEM networking partners such as Nortel and 3COM and carrier-hosted solutions partners like Broadsoft, Vocal Data, Sylantro, and NetCentrex, we are well on our way.

Our core value as a technology and equipment vendor goes far beyond the best-of-breed solutions we produce. We don’t just sell products - we enable their seamless implementation in a wide variety of complex deployments. Our project managers, support personnel and externally focused R&D teams address the entire spectrum of the customer supply chain. When AudioCodes speaks about “Enabling the New Voice Infrastructure” it’s far more than a catchy phrase - it’s the way we conduct our business every day.

AUDIOCODES LTD.  2004 ANNUAL REPORT  »   p. 22/23

1
2
3

" The table was a large one, but the three were all crowded at one corner of it: No room! No room!' they cried out when they saw Alice coming. There's plenty of room!' said Alice indignantly, and she sat down in a large arm-chair at one end of the table. "

We're blazing every trail, exploring all avenues and all roads lead to a bright future for IP-based services.

We're transforming the communications landscape by enabling our partners with the Gateway to change and providing a wide variety of effective tools to play the game with a winning attitude.

We're firmly seated at the table in the Wonderland of 21st century communications.

AUDIOCODES LTD.  2004 ANNUAL REPORT

Corporate Officers	Board of Directors

Shabtai Adlersberg	Shabtai Adlersberg
Chairman of the Board,	Chairman of the Board,
President and Chief Executive Officer	President and Chief Executive Officer

Nachum Falek	Dr. Eyal Kishon
Vice President,	Director
Finance and Chief Financial Officer
Doron Nevo
Principal Executives	Director

Lior Aldema	Dana Gross
Vice President, Marketing	Director

Tal Dor	Joseph Tenne
Vice President,	Director
Human Resources
Investor Relations
Gary Drutin
Vice President Sales EMEA and	Shirley Nakar
Channel Operations & Marketing	Director, Investor Relations and
Corporate Communications
Eyal Frishberg,	Phone: +972-3-976-4000
Vice President, Operations	Shirley@audiocodes.com

Yehuda Hershkovits,	Erik Knettel
Vice President, Systems Group,	The Global Consulting Group (GCG)
International	22 Cortlandt Street
14th floor
Eli Nir	New York, NY 10007
Vice President,	Phone: (646) 284-9415
Research and Development	eknettel@hfgcg.com

Ben Rabinowitz	Independent Auditors
Vice President Marketing & Sales and
Systems Group, NA	Kost, Forer Gabbay & Kasierer
A Member of Ernst and Young Global
Itamar Rosen	3 Aminadav Street
Adv. Vice President,	Tel Aviv, Israel 67067
Legal Affairs, General Counsel	Phone: 972-3-623-2525
and Company Secretary
Transfer Agent
Moshe Tal,
Ai-Logix CEO	American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038
Phone: (212) 936-5100

Statements concerning AudioCodes’ business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes’ industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products’ demand; the impact of competitive products and pricing on AudioCodes’ and its customers’ products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; and other factors detailed in AudioCodes’ filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this report. AudioCodes, AC, Ardito, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant, VolPerfect and IPmedia are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners.

Concept & Design: Portnov-Mishan.com	Copywriting: Dave Shamir	Illustrations: Yaara Eshet

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

AUDIOCODES LTD.

        We have audited the accompanying consolidated balance sheets of AudioCodes Ltd. (“the Company”) and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the index at Item 2. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

        Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
January 24, 2005	A Member of Ernst & Young Global

AUDIOCODES LTD. AND ITS SUBSIDIARIES. 2004 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and par value data

	December 31,
	2003	2004

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$48,898	$166,832
Trade receivables (net of allowance for doubtful accounts of $ 449 and $ 685 as of
December 31, 2003 and 2004, respectively)	7,717	14,470
Other receivables and prepaid expenses	2,972	4,608
Inventories	4,667	10,059

Total current assets	64,254	195,969

LONG-TERM INVESTMENTS:
Long-term bank deposits and structured notes	50,270	50,195
Investment in an affiliated company	491	487
Severance pay funds	3,618	4,538

Total long-term investments	54,379	55,220

PROPERTY AND EQUIPMENT, NET	4,564	6,694

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	1,013	5,127

GOODWILL	4,320	9,135

Total assets	$128,530	$272,145

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$4,197	$6,541
Other payables and accrued expenses	13,825	17,981

Total current liabilities	18,022	24,522

ACCRUED SEVERANCE PAY	3,990	4,978

SENIOR CONVERIBLE NOTES	-	120,660

COMMITMENTS AND CONTINGENT LIABILITIES
SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value:
Authorized - 100,000,000 as of December 31, 2003 and 2004;
Issued - 41,727,734 shares as of December 31, 2003 and 43,808,132 shares as of
December 31, 2004; Outstanding - 37,785,595 shares as of December 31, 2003 and
39,865,993 shares as of December 31, 2004	121	126
Additional paid-in capital	116,518	126,700
Treasury stock	(11,320)	(11,320)
Deferred stock compensation	(174)	(108)
Accumulated other comprehensive income	145	353
Retained earnings	1,228	6,234

Total shareholders' equity	106,518	121,985

Total liabilities and shareholders' equity	$128,530	$272,145

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES. 2004 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2002	2003	2004

Revenues	$27,189	$44,228	$82,756
Cost of revenues	13,006	20,037	34,375

Gross profit	14,183	24,191	48,381

Operating expenses:
Research and development, net	13,022	15,476	20,009
Selling and marketing	14,288	14,537	19,891
General and administrative	3,353	4,066	4,851

Total operating expenses	30,663	34,079	44,751

Operating income (loss)	(16,480)	(9,888)	3,630
Financial income, net	2,623	1,883	2,165
Equity in losses of an affiliated company	300	429	516

Income (loss) before taxes on income	(14,157)	(8,434)	5,279
Taxes on income	-	-	273

Net income (loss)	$(14,157)	$(8,434)	$5,006

Basic net earnings (loss) per share	$(0.37)	$(0.22)	$0.13

Diluted net earnings (loss) per share	$(0.37)	$(0.22)	$0.12

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES. 2004 ANNUAL REPORT

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury stock	Deferred stock compensation	Accumulated other comprehensive income	Retained earnings	Total comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2002	$120	$113,878	$(6,401)	$(161)	$-	$23,819		$131,255

Purchase of treasury stock	-	-	(4,704)	-	-	-		(4,704)
Issuance of shares upon exercise of options,
warrants and employee stock purchase plan	*) -	757	-	-	-	-		757
Amortization of deferred stock compensation	-	-	-	161	-	-		161
Comprehensive loss, net:
Unrealized gain on forward contracts, net	-	-	-	-	72	-	$72	72
Net loss	-	-	-	-	-	(14,157)	(14,157)	(14,157)

Total comprehensive loss, net							$(14,085)

Balance as of December 31, 2002	120	114,635	(11,105)	-	72	9,662		113,384

Purchase of treasury stock	-	-	(215)	-	-	-		(215)
Issuance of shares upon exercise of options,
warrants and employee stock purchase plan	1	1,659	-	-	-	-		1,660
Deferred stock compensation	-	224	-	(224)	-	-		-
Amortization of deferred stock compensation	-	-	-	50	-	-		50
Comprehensive loss, net:
Unrealized gain on forward contracts, net	-	-	-	-	73	-	$73	73
Net loss	-	-	-	-	-	(8,434)	(8,434)	(8,434)

Total comprehensive loss, net							$(8,361)

Balance as of December 31, 2003	121	116,518	(11,320)	(174)	145	1,228		106,518

Issuance of shares upon exercise of options and
employee stock purchase plan	5	10,182	-	-	-	-		10,187
Amortization of deferred stock compensation	-	-	-	66	-	-		66
Comprehensive income, net:
Unrealized gain on forward contracts, net	-	-	-	-	208	-	$208	208
Net income	-	-	-	-	-	5,006	5,006	5,006

Total comprehensive income, net							$5,214

Balance as of December 31, 2004	$126	$126,700	$(11,320)	$(108)	$353	$6,234		$121,985

*)	Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES. 2004 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2002	2003	2004

Cash flows from operating activities:
Net income (loss)	$(14,157)	$(8,434)	$5,006
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,073	3,040	2,979
Equity in losses of an affiliated company	300	429	516
Increase (decrease) in accrued severance pay, net	(89)	20	68
Amortization of deferred stock compensation	161	50	66
Amortization of senior convertible notes discount and deferred charges	-	-	28
Decrease (increase) in accrued interest on short-term and long-term
bank deposits and structured notes	1,305	(270)	75
Increase in trade receivables, net	(1,006)	(3,274)	(4,907)
Increase in other receivables and prepaid expenses	(740)	(940)	(1,248)
Decrease (increase) in inventories	1,859	10	(3,712)
Increase in trade payables	768	1,795	1,329
Increase (decrease) in other payables and accrued expenses	(2,134)	1,145	3,155
Other	-	-	98

Net cash provided by (used in) operating activities	(11,660)	(6,429)	3,453

Cash flows from investing activities:
Investment in an affiliated company	(149)	(621)	(512)
Purchase of property and equipment	(2,136)	(1,997)	(4,251)
Proceeds from sale of short-term bank deposits	15,605	63,074	-
Investment in long-term bank deposits and structured notes	-	(50,000)	(18,000)
Proceeds from structured notes called by the banks	-	-	18,000
Payment for acquisition of Universal Audio Server ("UAS") (1)	-	(4,373)	(2,500)
Payment for acquisition of Ai-Logix (2)	-	-	(8,684)

Net cash provided by (used in) investing activities	13,320	6,083	(15,947)

Cash flows from financing activities:
Proceeds from issuance of senior convertible notes	-	-	125,000
Issuance costs for senior convertible notes	-	-	(394)
Initial Purchasers discount in respect of senior convertible notes	-	-	(4,365)
Proceeds from issuance of shares upon exercise of options, warrants and
employee stock purchase plan	757	1,660	10,187
Purchase of treasury stock	(4,704)	(215)	-

Net cash provided by (used in) financing activities	(3,947)	1,445	130,428

Increase (decrease) in cash and cash equivalents	(2,287)	(1,099)	117,934
Cash and cash equivalents at the beginning of the year	50,086	47,799	48,898

Cash and cash equivalents at the end of the year	$47,799	$48,898	$166,832

Supplemental disclosure of cash flow activities:
Cash paid during the year for income taxes	$207	$120	$91

The accompanying notes are an integral part of the financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES. 2004 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2002	2003	2004

(1) Payment for acquisition of UAS

Net fair value of assets acquired of UAS at the date of
acquisition (see also Note 1b):
Property and equipment	$-	$380	$-
Technology	-	1,173	-
Goodwill	-	4,320	1,000

	-	5,873	1,000
Paid (unpaid) accrued liability	-	(1,500)	1,500

	$-	$4,373	$2,500

(2) Payment for acquisition of Ai-Logix

Net fair value of assets acquired and liabilities assumed of
Ai-Logix at the date of acquisition (see also Note 1c):
Working capital, net (excluding cash and cash equivalents)	$-	$-	$1,440
Property and equipment	-	-	329
Technology	-	-	3,100
Goodwill	-	-	3,815

	$-	$-	$8,684

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES. 2004 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	–	GENERAL

a.	Business overview:

AudioCodes Ltd. (“the Company”) and its wholly-owned subsidiaries: Ai Logix Inc., AudioCodes Inc., AudioCodes Europe and AudioCodes National Inc. (together “the Group”) design, develop and market technologies and products for enabling the transmission of voice over packet media, gateway technologies and systems for converged networks. The Group’s products are designed to enable the new voice infrastructure to original equipment manufacturers, network equipment providers, systems integrators and distributors in the telecommunications and networking industries.

b.	Acquisition of the Universal Audio Server (“UAS”) business from Nortel Networks Limited (“Nortel”):

On April 7, 2003, the Group purchased from Nortel selected assets of its Universal Audio Server business. As part of the transaction, Nortel granted the Group a license to use its UAS technology and the Group has undertaken to act as an exclusive supplier to Nortel for its UAS products over a period of three years. In addition, the parties have entered into a development agreement in relation to future platforms.

The UAS product provides enhanced conferencing, multi-language announcement functionality, and other regulatory media server applications for voice over packet networks. The Group has undertaken to leverage the UAS product and technology in order to further enhance its media server products and increase related sales.

The consideration for the transaction amounted to $ 5,500 in cash, of which: $ 2,000 was paid at the closing date, $ 2,000 was paid nine months after the closing date, and $ 1,500 was paid twelve months after the closing date. Under the terms of the acquisition agreement (“the Agreement”), the Group was also required to pay $ 1,000 as a contingent payment, upon Nortel completing product integration under the development agreement. In March 2004, product integration was completed and the $1,000 contingent payment was paid and recorded as part of the acquisition cost as additional goodwill in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combination”.

The acquisition was accounted for under the purchase method of accounting in accordance with SFAS No. 141. The results of UAS operations have been included in the consolidated financial statements since the acquisition date.

Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of the UAS business, were not material in relation to total consolidated revenues and net loss.

AUDIOCODES LTD. AND ITS SUBSIDIARIES. 2004 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	–	GENERAL (Cont.)

Based upon a valuation of tangible and intangible assets acquired, the Group has allocated the total acquisition cost of the UAS assets, as follows:

April 7, 2003

Property and equipment	$380
Technology (five years useful life)	1,173
Goodwill *)	5,320

Total assets acquired	$6,873

*)	Including $ 1,000 of the total acquisition cost which was allocated to goodwill in March 2004.

Goodwill includes but is not limited to the synergistic value and potential competitive benefits that could be realized by the Company from the acquisition. Goodwill is not deductible for tax purposes. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill arising from this acquisition will not be amortized (see also Note 2k).

The value assigned to tangible assets and intangible assets has been determined as follows:

Property and equipment are presented at current replacement cost.

The value assigned to technology amounted to $ 1,173. The fair value of technology was determined using the Income Approach.

In accordance with the agreement, contingent payments in the maximum aggregate amount of $ 12,500 was to be paid to Nortel based on net orders for UAS products placed by Nortel over the 18 month period following the closing date. These contingent payments were not considered part of the acquisition cost and as accrued were offset against related revenues earned by the Group from orders by Nortel for each respective period. The Group periodically assessed the expected earn out payments, based on net sales from orders placed by Nortel. In 2003, the Group accrued earn out payments in the amount of $ 1,600, which were included in other payables and accrued expenses in the net amount. In 2004, the Group paid Nortel $ 4,917 in cash in respect of actual sales for the relevant 18 month period. As of December 31, 2004, no further obligation for contingent payments to Nortel remains.

c.	Acquisition of Ai-Logix Inc. (“Ai-Logix”):

On May 12, 2004, the Group acquired all of the outstanding Ordinary shares of Ai-Logix, a provider of advanced voice and data recording hardware integration cards for the call recording and voice or data logging industry. The Group has undertaken to apply Ai-Logix’s technology, strategic partnerships and customer base to expand its business into the call recording and computer telephony integration markets.

AUDIOCODES LTD. AND ITS SUBSIDIARIES. 2004 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	–	GENERAL (Cont.)

The Group paid $ 10,000 in cash at the closing of the transaction. An additional payment is required to be made in April 2005 based on the achievement of revenue milestones and additional terms by the Ai-Logix business during 2004 and 2005. The contingent payment will be recorded as part of the acquisition cost as additional goodwill in accordance with the provisions of SFAS No. 141. This payment may be made, at the Group’s option, in cash or by issuance of AudioCodes Ltd.‘s Ordinary shares. In the event that the Group elects to make this payment by issuing Ordinary shares, it will be required to register such shares for sale under the U.S. Securities Act of 1933.

Ai-Logix became a wholly-owned subsidiary of AudioCodes Inc. and accordingly its results of operations have been included in the consolidated financial statements of the Group since the acquisition date.

This acquisition was accounted for under the purchase method of accounting in accordance with SFAS No. 141.

Based upon a valuation of tangible and intangible assets acquired, the Group has allocated the total acquisition cost of Ai-Logix’s assets and liabilities, as follows:

May 12, 2004

Trade receivables	$1,846
Inventories	1,680
Prepaid expenses	180
Property and equipment	329

Total tangible assets acquired	4,035

Technology (five years useful life)	3,100
Goodwill	3,815

Total intangible assets acquired	6,915

Total tangible and intangible assets acquired	10,950

Trade payables	(1,015)
Accrued expenses	(1,045)
Other current liabilities	(206)

Total liabilities assumed	(2,266)

Net assets acquired	$8,684

Goodwill includes but is not limited to the synergistic value and potential competitive benefits that could be realized by the Company from the acquisition. Goodwill is not deductible for tax purposes. In accordance with SFAS No. 142, goodwill arising from this acquisition will not be amortized (see also Note 2k).

AUDIOCODES LTD. AND ITS SUBSIDIARIES. 2004 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	–	GENERAL (Cont.)

The value assigned to tangible assets, intangible assets and liabilities has been determined as follows:

Current assets and liabilities are recorded at their carrying amounts. The carrying amounts of current assets and liabilities were reasonable proxies for their market value due to their short-term maturity. Property and equipment are presented at current replacement cost.

The value assigned to technology amounted to $ 3,100. The fair value of technology was determined using the Income Approach.

The following unaudited pro forma information does not purport to represent what the Group’s results of operations would have been had the acquisition of Ai-Logix been consummated on January 1, 2003 and 2004, respectively, nor does it purport to represent the results of operations of the Group for any future period.

	Year ended December 31,
	2003	2004
	Unaudited

Revenues	$57,532	$88,125

Net income (loss)	$(8,045)	$4,831

Basic net earnings (loss) per share	$(0.21)	$0.13

Diluted net earnings (loss) per share	$(0.21)	$0.11

d.	The Group is dependent upon sole source suppliers for certain key components used in its products, including certain digital signal processing chips. Although there is a limited number of manufacturers of these particular components, management believes that other suppliers could provide similar components at comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could adversely affect the operating results of the Group and its financial position.

e.	As to a major customer data, see Note 15b.

AUDIOCODES LTD. AND ITS SUBSIDIARIES. 2004 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

A majority of the revenues of the Group is generated in U.S. dollars (“dollar”). In addition, a substantial portion of the Group’s costs is incurred in dollars. The Group’s management believes that the dollar is the primary currency of the economic environment in which all the Group’s entities operate. Thus, the functional and reporting currency of each of the Group’s entities is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with SFAS No. 52, “Foreign Currency Translation”. All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less, at the date acquired.

e.	Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials – using the “moving average cost” method. Finished products – on the basis of direct manufacturing costs.

The Group periodically evaluates the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs and write-down provisions are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost.

AUDIOCODES LTD. AND ITS SUBSIDIARIES. 2004 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Long-term bank deposits and structured notes:

Bank deposits with maturities of more than one year are included in long-term investments and presented at their cost including accrued interest. As of December 31, 2004, the deposits are in U.S. dollars and bear interest at an average rate of 2.7%.

The Group accounts for investments in structured notes in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and Emerging Issues Task Force (“EITF”) No. 96-12, “Recognition of Interest Income and Balance Sheet Classification of Structured Notes”. Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity when the Group has the intent and ability to hold these securities to maturity and are stated at amortized cost. As of December 31, 2003 and 2004, investments in structured notes approximate their market value.

g.	Investment in an affiliated company:

The Company accounts for its investment in an affiliated company in which it has the ability to exercise significant influence over the operating and financial policies, using the equity method of accounting in accordance with the requirements of Accounting Principle Board (“APB”) No. 18, “The Equity Method of Accounting for Investments in Common Stock”.

Investment in affiliated company represents investments in Ordinary shares, Preferred shares and convertible loans. The Company applies EITF No. 99-10, “Percentage Used to Determine the Amount of Equity Method Losses”. Accordingly, losses of the affiliated company are recognized based on the ownership level of the particular investee security held by the investor.

The Company’s investment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with APB No. 18. As of December 31, 2004, based on management’s most recent analyses, no impairment losses have been identified.

Due to an increase of the Company’s ownership in the affiliated company during 2003, the investment which was previously accounted for using the cost method of accounting, was adjusted retroactively and accounted for under the equity method, resulting in the recording of equity losses totaling $ 300 in 2002.

AUDIOCODES LTD. AND ITS SUBSIDIARIES. 2004 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 20
Motor vehicles	15
Leasehold improvements	Over the term of the lease or the
life of the asset, by the shorter of

i.	Intangible assets and deferred charges:

Intangible assets acquired after July 1, 2001 are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142. Accordingly, acquired technology is amortized over 5 years.

Cost incurred in respect of issuance of senior convertible notes are deferred and amortized by the effective interest rate method as a component of interest expenses, over the period from issuance to maturity, which is 20 years, in accordance with APB No. 21 “Interest on Receivables and Payables”.

j.	Impairment of long-lived assets:

The Group’s long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the undiscounted future cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2004, no impairment losses have been identified.

Under SFAS No. 144, a long-lived group of assets that is to be abandoned is considered disposed of when it ceases to be used. Thus, an entity that intends to abandon a group of long-lived assets in operations should evaluate that group of assets as “held and used” and should determine whether it should revise its depreciation estimates to reflect a useful life that is shorter than initially expected and a salvage value consistent with the intention to abandon.

AUDIOCODES LTD. AND ITS SUBSIDIARIES. 2004 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Effective October 1, 2003, as a result of the expected relocation of the Company’s facilities in Israel, the Group changed the estimated useful life of certain leasehold improvements and other equipment to four months. The effect of the change in estimated useful life on the net loss and net loss per share for the year ended December 31, 2003 was $ (689) and $ (0.02). The annual expected effect of this change of estimated useful life for the following years is immaterial.

k.	Goodwill:

Goodwill represents an excess of costs over the fair value of the net assets of businesses acquired under SFAS No. 142, “Goodwill and Other Intangible Assets”.

SFAS No.142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using market capitalizations. The Company elected to perform its analysis, of goodwill impairment during the fourth quarter of 2004. The test was based on the Group’s single operating segment and reporting unit structure. As of December 31, 2004, no impairment losses had been identified.

l.	Revenue recognition:

The Group generates its revenues primarily from the sale of products. The Group sells its products through a direct sales force and sales representatives. The Group’s products are generally a bundled hardware and software solution that is delivered together to its customers, which include original equipment manufacturers, network equipment providers, systems integrators and distributors in the telecommunications and networking industries, all of whom are considered end-users.

Revenues from products are recognized in accordance with Staff Accounting Bulleting (“SAB”) No. 104, “Revenue Recognition in Financial Statements”, when the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectibility is probable. The Group has no obligation to customers after the date in which products are delivered other than pursuant to warranty obligations and right of return.

The Group generally grants to its customers a right of return or the ability to exchange a specific percentage of total price paid for products they have purchased over a period of three months for other products. The Group maintains a provision for product returns and exchanges in accordance with SFAS No. 48, “Revenue Recognition When Right of Return Exists”. The provision was deducted from revenues and amounted to $ 272, $ 294 and $ 619 as of December 31, 2002, 2003 and 2004, respectively.

Revenues from the sale of products which were not yet determined to be final sales due to market acceptance or technological compatibility were deferred and included in deferred revenues.

AUDIOCODES LTD. AND ITS SUBSIDIARIES. 2004 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Warranty costs:

The Group generally provides a warranty period of 12 months, at no extra charge. The Group estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized in accordance with FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” and SFAS No. 5 “Accounting for Contingencies”. Factors that affect the Group’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Group periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary. A tabular reconciliation of the changes in the Group’s aggregate product warranty liability was not provided due to immateriality.

n.	Research and development costs:

Research and development costs, net of grants received, are charged to the statement of operations as incurred.

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a reduction of research and development costs. During 2002, 2003 and 2004, development grants recognized amounted to $ 0, $ 435 and $ 765, respectively.

o.	Income taxes:

The Group accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. This Statement prescribes the use of the liability method whereby account balances of deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

p.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, long-term bank deposits and structured notes and trade receivables.

The majority of the Group’s cash and cash equivalents, long-term bank deposits and structured notes are invested in U.S. dollar instruments with major banks in Israel and the United States. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these financial investments.

AUDIOCODES LTD. AND ITS SUBSIDIARIES. 2004 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The trade receivables of the Group are derived from sales to customers located primarily in the United States, the Far East, Israel and Europe. The Group performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection. The Group usually does not require collateral on trade receivables because most of its sales are to large and well-established companies.

q.	Senior convertible notes:

The Company presents the outstanding principal amount of its senior convertible notes as a long-term liability, in accordance with APB No. 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. The debt is classified as a long-term liability until the date of conversion on which it would be reclassified to equity, or at the first contractual redemption date, on which it would be reclassified as a short-term liability. Accrued interest on the senior convertible notes is included in “other payables and accrued expenses”. The Initial Purchasers discount is recorded as a discount to the debt and amortized according to the interest method over the term of the senior convertible notes in accordance with EITF No. 00-27 “Application of Issue No. 98-5 to Certain Convertible Industries”, which is 20 years.

r.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, “Earnings Per Share”.

In accordance with EITF No. 03-6 “Participating Securities and the Two-Class Method under FASB Statement No. 128", convertible notes that include a provision that reduces the conversion price based on the dividends declared by the issuer are not participating securities.

Senior convertible notes, outstanding stock options and warrants have been excluded from the calculation of the diluted net earnings (loss) per Ordinary share since such securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the senior convertible notes, outstanding options and warrants excluded from the calculations of diluted net earnings (loss) per share was 6,869,166, 7,836,696 and 4,972,991 for the years ended December 31, 2002, 2003 and 2004, respectively.

s.	Accounting for stock-based compensation:

The Group has elected to follow APB No. 25, “Accounting for Stock Issued to Employees” and FIN No. 44, “Accounting for Certain Transactions Involving Stock Compensation”, in accounting for its employee stock option plans and its non-compensatory Employee Share Purchase Plan (“ESPP”). Under APB No. 25, when the exercise price of the Company’s share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

AUDIOCODES LTD. AND ITS SUBSIDIARIES. 2004 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group adopted the disclosure provisions of SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”, which amended certain provisions of SFAS No. 123 “Accounting for Stock-Based Compensation”. The Group continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Pro forma information regarding the Group’s net income (loss) and net earnings (loss) per share is required by SFAS No. 123 and has been determined as if the Group had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

The fair value for these options was estimated at the date of grant using the Black and Scholes option pricing model and amortized over the vesting period. Fair values were estimated using the following weighted-average assumptions:

	2002	2003	2004

Dividend yield	0%	0%	0%
Expected volatility	113%	108%	87%
Risk-free interest	3%	3%	3%
Expected life	5 years	4 years	4 years

Black-Scholes pricing-model was used to estimate the fair value of the ESPP compensation. Assumptions are not provided due to immateriality.

Pro forma information under SFAS No. 123 is as follows:

	Year ended December 31,
	2002	2003	2004

Net income (loss) as reported	$(14,157)	$(8,434)	$5,006
Add: stock-based compensation expenses determined
under the intrinsic value based method included
in the reported net income (loss)	161	50	66
Deduct: stock-based compensation expenses
determined under the fair value based method
for all awards	(15,398)	(10,865)	(8,509)

Pro forma net loss	$(29,394)	$(19,249)	$(3,437)

Basic net earnings (loss) per share as reported	$(0.37)	$(0.22)	$0.13

Diluted net earnings (loss) per share as reported	$(0.37)	$(0.22)	$0.12

Pro forma basic net loss per share	$(0.76)	$(0.51)	$(0.09)

Pro forma diluted net loss per share	$(0.76)	$(0.51)	$(0.08)

AUDIOCODES LTD. AND ITS SUBSIDIARIES. 2004 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group applies SFAS No. 123 and EITF No. 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

t.	Severance pay:

The Group’s liability for severance pay for Israeli employees is calculated pursuant to the Israeli severance pay law, based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment, or a portion thereof. The Group’s liability for all of its Israeli employees is fully provided for by monthly deposits with severance pay funds, insurance policies and by an accrual.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and includes immaterial profits.

Severance expenses for the years ended December 31, 2002, 2003 and 2004, amounted to approximately $ 878, $ 1,127 and $ 1,182, respectively.

u.	Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2002, 2003 and 2004, amounted to $ 154, $ 211 and $ 359, respectively.

v.	Fair value of financial instruments:

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables and trade payables approximate their fair value due to the short-term maturity of such instruments.

The carrying amounts of long-term bank deposits and structured notes are estimated by discounting the future cash flows using current interest rates for deposits of similar terms and maturities. The carrying amount of long-term deposits approximates their fair value.

The fair value of senior convertible notes is based on quoted market values and prevailing market rates, and approximates their carrying amount.

The fair value of foreign currency contracts (used for hedging purposes) is estimated by obtaining current quotes from investment bankers.

AUDIOCODES LTD. AND ITS SUBSIDIARIES. 2004 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Derivative instruments:

The Group uses derivatives instruments to manage exposures to foreign currency, related to salary payments denominated in New Israeli Shekel (“NIS”). The Group’s objectives for holding derivatives are to minimize risks.

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, requires a company to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For those derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings.

At December 31, 2004, the Group expects to reclassify $ 353 of net gains on derivative instruments from accumulated other comprehensive income to income during the next nine months due to actual payment of variable interest associated with the floating rate debt.

Since the amounts of forward transactions do not exceed salary payments, those transactions are all highly effective and the results are recorded as payroll expenses, at the time that the hedged expense is recorded. When the Group hedges payrolls for following periods, then the results as of the balance sheet date are recorded in other comprehensive income.

x.	Impact of recently issued accounting standards:

On December 16, 2004, the Financial Accounting Standards Board issued SFAS No. 123(R) (revised 2004), “Share-Based Payment”, which is a revision of SFAS No. 123. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123 permitted, but not required, share-based payments to employees to be recognized based on their fair values while SFAS No. 123(R) requires all share-based payments to employees to be recognized based on their fair values. SFAS No. 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard will be effective for the Group in the first interim period beginning after June 15, 2005. The Company has not yet completed its analysis of the impact of adopting SFAS No. 123(R) and is therefore currently unable to quantify the effect on its financial statements. However, the adoption of this new statement may have a significant impact on the results of operations and net earnings per share of the Company as the Company will be required to expense the fair value of all share based payments.

AUDIOCODES LTD. AND ITS SUBSIDIARIES. 2004 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4". SFAS No. 151 amends Accounting Research Bulletin (“ARB”) No. 43, “Restatement and Revision of Accounting Research Bulletins”, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Group does not expect that the adoption of SFAS No. 151 will have a material effect on its financial position or results of operations.

NOTE 3:	–	INVENTORIES

	December 31,
	2003	2004

Raw materials	$2,515	$4,384
Finished products	2,152	5,675

	$4,667	$10,059

In the years ended December 31, 2002, 2003 and 2004, the Group wrote-off and wrote-down inventory in a total amount of $ 1,684, $ 835 and $ 1,237, respectively. These amounts are included in cost of revenues.

NOTE 4:	–	LONG-TERM BANK DEPOSITS AND STRUCTURED NOTES

Long-term bank deposits and structured notes are composed as follows:

	December 31,
	2003	2004	2003	2004
	Weighted average interest		U.S. dollars in thousands

Long-term bank deposits (in U.S. dollars)	2.7%	2.7%	$25,270	$25,195
Structured notes (1)	4.4%	3.8%	25,000	25,000

			$50,270	$50,195

(1)	During 2003, the Group purchased callable structured notes at par value totaling $ 25,000 for settlement during 2006 from several banks. During 2004, part of the structured notes purchased in 2003 at par amount of $ 18,000, were called by the banks, and the Group purchased different structured notes at par value totaling $ 18,000 for settlement during 2007. Under the arrangements with the banks, whether or not the structured notes bear interest depends upon the rate of the three months to one year LIBOR.

For each day in which the relevant LIBOR rate is below an agreed annual fixed rate, which ranges from 2% to 5% the structured notes bear interest at the rate of 3.08% to 4.5% per annum. On all other days, the structured notes do not bear any interest. As of December 31, 2004, investments in structured notes securities approximate their market value.

AUDIOCODES LTD. AND ITS SUBSIDIARIES. 2004 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:	–	INVESTMENT IN AN AFFILIATED COMPANY

In December 2000, the Company signed an agreement to invest in an unrelated privately-held company (“affiliated company”).

The Preferred shares owned in the affiliated company have a preference in liquidation and are convertible at the holder’s option or upon an Initial Public Offering into Ordinary shares and on weighted average ratchet basis. During 2004, the Company invested an additional amount of $ 512 in consideration for Series F Preferred shares, as part of an aggregate capital raising of $ 1,200.

	December 31,
Net equity:	2003	2004

Net equity as of purchase date	$93	$93
Unamortized goodwill	1,877	2,389
Accumulated net losses	(1,479)	(1,995)

Total investment	$491	$487

As of December 31, 2004, the Company holds 40% of the affiliated company’s share capital.

NOTE 6:	–	PROPERTY AND EQUIPMENT, NET

	December 31,
	2003	2004

Cost:
Computers and peripheral equipment	$8,276	$10,492
Office furniture and equipment	3,314	5,244
Motor vehicles	111	48
Leasehold improvements	1,186	1,357

	12,887	17,141

Accumulated depreciation:
Computers and peripheral equipment	5,934	8,004
Office furniture and equipment	1,476	2,127
Motor vehicles	104	48
Leasehold improvements	809	268

	8,323	10,447

Depreciated cost	$4,564	$6,694

Depreciation expenses amounted to $ 2,073, $ 2,880 and $ 2,352 for the years ended December 31, 2002, 2003 and 2004, respectively.

AUDIOCODES LTD. AND ITS SUBSIDIARIES. 2004 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:	–	INTANGIBLE ASSETS AND DEFERRED CHARGES

		December 31,
		2003	2004

a.	Cost:
	Acquired technology	$1,173	$4,273
	Deferred charges	-	1,644

		1,173	5,917

	Accumulated amortization:
	Acquired technology	160	787
	Deferred charges	-	3

		160	790

	Amortized cost	$1,013	$5,127

b.	Amortization expenses related to acquired technology amounted to $ 0, $ 160 and $ 627 for the years ended December 31, 2002, 2003 and 2004, respectively.

c.	Expected amortization expenses related to acquired technology for the years ended December 31:

2005	$860
2006	860
2007	860
2008	700
2009	206

$3,486

d.	Amortization expenses related to deferred charges amounted to $ 3 for the year ended December 31, 2004.

NOTE 8:	–	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2003	2004

Employees and payroll accruals	$4,040	$6,355
Technology licensing fee provision	4,332	3,974
Government authorities	594	874
Accrued expenses	2,106	5,187
Deferred revenues	-	1,430
Third payment to Nortel with respect to acquisition	1,500	-
Accrual payment to Nortel, net	1,000	-
Others	253	161

	$13,825	$17,981

AUDIOCODES LTD. AND ITS SUBSIDIARIES. 2004 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:	–	SENIOR CONVERTIBLE NOTES

In November 2004, the Company issued $ 125,000 (including the exercise of the option as described below) aggregate principal amount of 2% Senior Convertible Notes due November 9, 2024 (“the Notes”). The Company is obligated to pay interest on the Notes semi-annually on May 9 and November 9 of each year commencing May 9, 2005.

The Notes are convertible, at the option of the holders at any time before the maturity date, into Ordinary shares of the Company at a conversion rate of 53.4474 Ordinary shares per one thousand dollars principal amount of Notes, representing a conversion price of approximately $ 18.71 per share. The Notes are subject to redemption at any time on or after November 9, 2009, in whole or in part, at the option of the Company, at a redemption price of 100% of the principal amount plus accrued and unpaid interest. The Notes are subject to repurchase, at the holders’ option, on November 9, 2009, November 9, 2014 or November 9, 2019, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date. The Company can choose to pay the repurchase price in cash, Ordinary shares or a combination of cash and Ordinary shares. As of December 31, 2004, the Notes are presented as a long-term liability.

The Notes were issued with a conversion price equal to $ 18.71 per share, which reflected the closing share price on the Nasdaq on the date of the offering, which was $ 14.12, plus a premium of 32.5%. In accordance with EITF No. 00-27, no beneficial conversion features was recognized nor recorded.

The additional amount that the Company can be required to pay in respect of the withholding taxes is accounted for as a contingency until resolved.

As part of the offering, the Company granted the Initial Purchasers an option to purchase at any time during 30 days from the date of the offering, up to an additional $ 25,000 principal amount of senior convertible notes. The option, in accordance with SFAS No. 133, is not embedded and therefore should be measured on a stand-alone basis. On November 16, 2004, the option was exercised in full. Due to immateriality, the Company did not record this option and its exercise in the financial statements.

NOTE 10:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Group’s facilities are rented under several lease agreements in Israel and the U.S. for periods ending in 2013.

Future minimum rental commitments under non-cancelable operating leases for the years ended December 31, are as follows:

2005	$2,705
2006	2,591
2007	2,504
2008	2,371
2009	2,387
Thereafter	8,445

$21,003

AUDIOCODES LTD. AND ITS SUBSIDIARIES. 2004 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Rent expenses for the years ended December 31, 2002, 2003 and 2004, were approximately $ 1,713, $ 1,829 and $ 2,927, respectively.

b.	Royalty commitment to the Office of the Chief Scientist of Israel (“OCS”):

Under the research and development agreements of the Company with the OCS and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3%-4.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS research and development grants received, linked to the U.S. dollars plus interest on the unpaid amount received based on the 12-month LIBOR rate applicable to dollar deposits. The Company is obligated to repay the Israeli Government for the grants received only to the extent that there are sales of the funded products.

The Company did not repay or accrue royalties for the year ended December 31, 2004, relating to such grants.

As of December 31, 2004, the Company had a contingent obligation to pay royalties in the amount of approximately $ 1,200.

c.	Royalty commitments to a third party:

The Group entered into technology licensing fee agreements with third parties. Under the agreements, the Group agreed to pay the third parties royalty fees until 2008, based on 0.5%-2% of the Group’s total consolidated revenues.

From time to time, the Group may be subject to patent infringement claims that arise in the ordinary course of its business activities. The Group estimates and records liabilities for those contingent claims for which it believes future expenditures will be required and for which such expenditures can be reasonably estimated.

AUDIOCODES LTD. AND ITS SUBSIDIARIES. 2004 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:	–	SHAREHOLDERS’ EQUITY

a.	Treasury stock:

On January 10, 2001 and on April 28, 2002, the Company’s Board of Directors approved a share repurchase program pursuant to which the Company is authorized to purchase up to an aggregate amount of 4,000,000 of its outstanding Ordinary shares. As of December 31, 2004, the Company had purchased 3,942,139 of its outstanding Ordinary shares, at a weighted average price per share of $ 2.87.

b.	Warrants issued to consultants:

During 1999, the Company issued warrants to consultants to purchase 4,000 and 50,000 Ordinary shares of NIS 0.01 par value at an exercise price of $ 9.82 per share and $ 18.82 per share, respectively, expiring seven years from the date of grant. Warrants to purchase 24,000 Ordinary shares at an exercise price of $ 18.82 per share were exercisable immediately, and warrants to purchase 30,000 Ordinary shares are exercisable in four equal annual installments from the date of grant. During 2001, warrants to purchase 10,000 Ordinary shares at an exercise price of $ 18.82 were exercised.

As of December 31, 2004, 44,000 warrants are outstanding and exercisable at a weighted average exercise price of $ 18.

c.	Employee Stock Purchase Plan:

In May 2001, the Company’s Board of Directors adopted the Employee Stock Purchase Plan (“the Purchase Plan”), which provides for the issuance of a maximum of 2,000,000 Ordinary shares. As of December 31, 2004, 1,291,036 shares are still available for future issuance. Eligible employees can have up to 15% of their wages, up to certain maximums, to be used to purchase Ordinary shares. The Purchase Plan is implemented with purchases every six months occurring on January 31 and July 31 of each year. The price of the Ordinary shares purchased under the Purchase Plan is equal to 85% of the lower of the fair market value of the Ordinary shares on the commencement date of each offering period or on the semi-annual purchase date.

During the years ended December 31, 2002, 2003 and 2004, 226,799, 290,605 and 208,952 shares, respectively, were issued under the Purchase Plan for aggregate consideration of $ 607, $ 537 and $ 1,332, respectively.

d.	Employee Stock Option Plans:

Under the Company’s 1997 and 1999 Stock Option Plans (“the Plans”), options to purchase Ordinary shares may be granted to officers, directors, employees and consultants of the Group.

The total number of shares authorized for grant of options under the Plans is 13,850,377. As of December 31, 2004, 1,188,500 shares are still available for future option grants.

Stock options granted under the Plans are exercisable usually at the fair market value of the Ordinary shares at the date of grant and expire ten or seven years from the date of grant. The options generally vest over four or five years,

AUDIOCODES LTD. AND ITS SUBSIDIARIES. 2004 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:	–	SHAREHOLDERS’ EQUITY (Cont.)

from the date of grant. Any options, which are forfeited or cancelled before expiration, become available for future grants.

A summary of the Group’s stock option activity and related information for the years ended December 31, 2002, 2003 and 2004, is as follows:

	Year ended December 31,
	2002		2003		2004
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the
beginning of the year	7,042,392	$9.50	7,202,088	$8.21	8,425,947	$7.76
Granted	1,376,289	$2.69	1,737,500	$3.94	1,693,000	$11.96
Exercised	(195,000)	$0.76	(269,742)	$4.14	(1,869,446)	$4.72
Forfeited	(1,021,593)	$11.07	(243,899)	$5.92	(396,701)	$6.28

Outstanding at the end of
the year	7,202,088	$8.21	8,425,947	$7.76	7,852,800	$9.46

Options exercisable at
the end of the year	3,181,218	$9.27	4,526,834	$9.39	4,094,213	$10.98

The options outstanding as of December 31, 2004, have been separated into ranges of exercise prices, as follows:

Range of exercise price	Options outstanding as of December 31, 2004	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2004	Weighted average exercise price of exercisable options
$		(years)	$		$

0-0.61	161,400	3.01	0.61	161,400	0.61
1.1	199,600	3.06	1.10	199,600	1.10
1.73-2.51	974,823	4.60	2.26	427,073	2.19
2.67-4	646,322	4.40	3.16	263,611	3.01
4.1-6.04	1,355,722	4.43	4.46	656,617	4.32
6.51-9.24	1,380,283	3.60	7.62	929,512	7.47
9.32-14	2,118,750	6.19	11.41	496,500	10.03
18.82-20.38	152,500	4.73	17.80	96,500	18.88
25.5-36.56	819,400	2.26	29.41	819,400	29.41
50.50	44,000	1.43	50.50	44,000	50.50

	7,852,800		9.46	4,094,213	10.98

The Company has recorded deferred stock compensation for options issued with an exercise price below the fair market value of the Ordinary shares on the date of grant. The deferred stock compensation has been amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expenses of approximately $ 161, $ 50 and $ 66 were recognized during the years ended December 31, 2002, 2003 and 2004, respectively.

AUDIOCODES LTD. AND ITS SUBSIDIARIES. 2004 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:	–	SHAREHOLDERS’ EQUITY (Cont.)

Options granted to employees in 2002, 2003 and 2004 have an exercise price equal to the fair market value of an Ordinary share at the grant date, except for options that were granted in 2003 to certain employees with an exercise price less than the share market price at the grant date. The weighted average fair values of the options granted during 2002, 2003 and 2004, were $ 2.18, $ 3.77 and $ 7.63, respectively.

e.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future. (see also Note 12b.)

NOTE 12:	–	TAXES ON INCOME

a.	Measurement of taxable income:

Under the Income Tax (Inflationary Adjustments) Law, 1985, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index (“Israeli CPI”). Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an elective obligates the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in terms of earnings in dollars.

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the law”):

The Company’s production facilities have been granted the status of an “Approved Enterprise” in accordance with the law under four separate investment programs. The programs were approved in February 1994, April 1996, September 1999, and March 2002. The Company is also a “Foreign Investors’ Company”, as defined by that law and, as such, is entitled to a ten-year period of benefit instead of a seven-year period and to an additional reduction in tax rates to 10% to 25% (based on the percentage of foreign ownership in each taxable year).

According to the provisions of the law, the Company has elected the “alternative benefits”– waiver of government grants in return for a tax exemption.

Income derived from the first “Approved Enterprise” program was tax-exempt for the two-year period ended December 31, 1999 and is eligible for a reduced tax rate of 10% to 25% for the eight year period ending December 31, 2007.

Income derived from the second “Approved Enterprise” program will be tax-exempt for a period of four years, and is subject to a corporate tax at the reduced rate of 10% to 25% for an additional period of six years. The benefit period will commence when the Company realizes taxable income from this enterprise.

AUDIOCODES LTD. AND ITS SUBSIDIARIES. 2004 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	–	TAXES ON INCOME (Cont.)

Income derived from the third and fourth “Approved Enterprise” programs will be tax-exempt for a period of two years, and is subject to a corporate tax at the reduced rate of 10% to 25% for an additional period of eight years. The benefit period will commence when the Company realizes taxable income from this enterprise.

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from commencement of production or 14 years from receiving the certificate approval. Based on the aforementioned conditions, under the second, the third and the fourth expansion programs, the period of benefits for the production facilities, which has not yet commenced, will terminate in the years 2009, 2011 and 2014, respectively.

The tax-exempt income attributable to the “Approved Enterprise” can be distributed to shareholders without imposing tax liability on the Company only upon the complete liquidation of the Company. As of December 31, 2004, retained earnings included approximately $ 540 of tax-exempt income earned by the Company’s “Approved Enterprise”.

In the event of a distribution of such tax-exempt income as a cash dividend, in a manner other than upon the complete liquidation of the Company, it would be required to pay tax at the rate of 10% to 25% on the amount distributed and an income tax liability of approximately $ 135 would be incurred as of December 31, 2004.

The Company’s Board of Directors has determined that such tax-exempt income will not be distributed as dividends.

The law also grants entitlement to claim accelerated depreciation on equipment used by the “Approved Enterprise” during five tax years.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the certificate of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2004, management believes that the Company is in compliance with all of the aforementioned conditions.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular tax rate prevailing at that time.

c.	Net operating losses carryforwards:

The Company has accumulated losses for tax purposes as of December 31, 2004, in the amount of approximately $ 87 million, which may be carried forward and offset against taxable income in the future for an indefinite period.

Through December 31, 2004, Ai-Logix Inc. has a U.S. federal net operating loss carryforward of approximately $ 8 million, which can be carried forward and offset against taxable income for 12 to 17 years, and expires from 2015 to 2022.

AUDIOCODES LTD. AND ITS SUBSIDIARIES. 2004 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	–	TAXES ON INCOME (Cont.)

Through December 31, 2004, AudioCodes Inc. has a U.S. federal net operating loss carryforward of approximately $ 24 million, which can be carried forward and offset against taxable income for 15 to 20 years, and expires from 2015 to 2023.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provision of the Internal Revenue Code of 1986 and similar state provisions. The amount of limitation may result in the expiration of net operating losses before utilization.

d.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company currently qualifies as an “Industrial Company” under the above law and as such is entitled to certain tax benefits, including accelerated depreciation and the deduction of public offering expenses in three equal annual payments.

e.	Income (loss) before taxes consists of the following:

		Year ended December 31,
		2002	2003	2004

	Domestic	$(8,746)	$(7,338)	$2,303
	Foreign	(5,411)	(1,096)	2,976

		$(14,157)	$(8,434)	$5,279

f.	Income taxes are comprised as follows:

	Current taxes	$-	$-	$273

	Foreign	$-	$-	$273

g.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax liabilities and assets are as follows:

	December 31,
	2003	2004

Deferred tax assets:
Reserves and allowances	$2,495	$6,748
Net operating loss carryforwards	37,548	44,048

Net deferred tax assets before valuation allowance	40,043	50,796
Valuation allowance	(40,043)	(50,796)

Net deferred tax assets	$-	$-

AUDIOCODES LTD. AND ITS SUBSIDIARIES. 2004 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	–	TAXES ON INCOME (Cont.)

As of December 31, 2004, the Group has provided full valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences, due to its history of operating losses and current uncertainty concerning its ability to realize these deferred tax assets in the future. Management currently believes that since the Group has a history of losses for tax purposes it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future. During 2004, the Group increased its valuation allowance by approximately $ 10,753.

AudioCodes Inc. has provided valuation allowances in respect of deferred tax assets resulting from tax benefits related to employee stock option exercises, which will be credited to additional paid-in capital when realized.

The main reconciling items between the statutory tax rate of the Group and the effective tax rate are carryforward tax losses, other deferred taxes for which a full valuation allowance was provided and the effects of “Approved Enterprise”.

h.	Tax rates:

On June 29, 2004, the Israeli Government passed the Amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004, which progressively reduces the tax rates applicable to companies from 36% to 35% in 2004 and to a rate of 30% in 2007. The amendment had no impact on the Group’s financial statements.

i.	Stamp tax:

Under Israel’s Stamp Tax on Documents Law, certain documents are subject to stamp tax. Recently promulgated regulations provide for a gradual phase-out of the stamp tax by 2008. In 2004, however, the tax authorities began an enforcement campaign involving extensive audits of stamp tax obligation with respect to all agreements which had been signed since June 2003. In July and in August 2004, the Company received a demand from the Israeli Department of Customs and VAT to produce all agreements entered into by the Company for evaluation for payment of Israel stamp tax.

The Company has received legal advice that there are a variety of defenses relating to the obligation to pay stamp tax or to the amount to be paid. In addition, the Israeli Forum of Chief Financial Officers has filed a petition with the Israeli Supreme Court against enforcement of the law, and this petition is currently pending. If the Forum of CFOs’petition is rejected and the tax authorities do not accept the Company’s defenses, the Company may be liable to pay stamp tax with respect to the period beginning June 1, 2003.

The Company’s management believes that applicable provision in the financial statements as of December 31, 2004, are adequate to cover probable costs arising from imposition and enforcement of a stamp tax on the Company.

AUDIOCODES LTD. AND ITS SUBSIDIARIES. 2004 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:	–	BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

	Year ended December 31,
	2002	2003	2004

Numerator:

Net income (loss) available to shareholders of Ordinary
Shares	$(14,157)	$(8,434)	$5,006

Numerator for diluted net earnings (loss) per share - income (loss) available to shareholders of Ordinary shares	$(14,157)	$(8,434)	$5,006

Denominator:
Denominator for basic earnings (loss) per share -
weighted average number of Ordinary shares, net of treasury
stock	38,518,000	37,509,000	38,613,597
Effect of dilutive securities:
Employee stock options and ESPP	*) -	*) -	3,993,000
Senior convertible notes	-	-	*) -

Denominator for diluted net earnings (loss) per share - adjusted weighted average number of shares	38,518,000	37,509,000	42,606,597

*)	Antidilutive.

NOTE 14:	–	FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2002	2003	2004

Financial expenses:
Interest and others	$(139)	$(125)	$(487)

Financial income:
Foreign currency translation differences	236	25	(90)
Interest and others	2,526	1,983	2,742

	2,762	2,008	2,652

	$2,623	$1,883	$2,165

NOTE 15:	–	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Group manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Group’s business). The data is presented in accordance with SFAS No. 131 “Disclosure About Segments of an Enterprise and Related Information”. Revenues in the table below are attributed to geographical areas based on the location of the end customers.

AUDIOCODES LTD. AND ITS SUBSIDIARIES. 2004 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:	–	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

The following presents total revenues for the years ended December 31, 2002, 2003 and 2004 and long-lived assets as of December 31, 2002, 2003 and 2004.

	2002		2003		2004
	Total revenues	Long- lived assets	Total revenues	Long- lived assets	Total revenues	Long- lived assets

Israel	$3,227	$4,694	$2,984	$9,144	$8,332	$19,743
Americas	10,864	373	25,179	753	51,573	1,208
Europe	2,919	-	5,587	-	10,972	5
Far East	10,179	-	10,478	-	11,879	-

	$27,189	$5,067	$44,228	$9,897	$82,756	$20,956

b.	Major customer’s data as a percentage of total revenues:

	Year ended December 31,
	2002	2003	2004

Customer A	1%	14%	19%

NOTE 16:	–	RELATED PARTIES

The following transactions and balances with DSP Group, Inc., are included in the financial statements as follows:

	Year ended December 31,
	2002	2003	2004

Revenues from royalty fees	$209	$261	$47

Purchase of raw materials	$19	$15	$-

In October 1999, the Company entered into a development agreement with DSP Group Ltd., a company affiliated with DSP Group, Inc., and a third party. According to the agreement, DSP Group Ltd. will pay royalties for every chip actually sold by DSP Group Ltd. to third parties. During 2004, DSP Group, Inc. sold all its holdings in the Company.